UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 51679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

FEB 2 4 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WorthMark Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N Robert Street, Ste 100
(No. and Street)

St Paul (City) Minnesota (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Baston (651) 665-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Wuestenhagen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WorthMark Financial Services, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

Signature

Secretary
Title

Sharon C Peterson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WORTHMARK FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2003

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
WorthMark Financial Services, LLC:

We have audited the accompanying statement of financial condition of WorthMark Financial Services, LLC (the Company) as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WorthMark Financial Services, LLC as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2004

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	76,059
Investment in Ivy Money Market Fund, Inc., at market value, which equals cost		647,706
Commissions receivable		122,426
Accounts receivable		5,015
Prepaid expenses		6,565
Deposit with clearing firm		25,000
Software and equipment, net of accumulated amortization and depreciation of $30,115		85,006
	$	967,777

Liabilities and Members' Equity

Liabilities:

Due to Minnesota Life	$	144,011
Distribution payable		12,000
Salaries payable		5,959
Commissions payable		18,963
Accounts payable		45,021
		225,954

Members' Equity:

Members' cumulative contributions		7,500,000
Cumulative losses		(6,758,177)
		741,823
	$	967,777

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Operations
For the year ended December 31, 2003

Revenues		
Life insurance and annuity income	$	368,369
Other insurance income		65,897
Financial planning and investment advisor fees		227,360
Commissions on investment products		37,798
Dividends and other income		32,652
		732,076
Expenses		
Salaries		1,197,361
Indirect expenses paid to affiliates		373,136
General and administrative		306,372
Legal fees		183,544
Insurance		150,291
Travel		66,148
Regulatory fees		29,413
Commissions		25,889
		2,332,154
Net loss	$	(1,600,078)

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2003

	Securian	Outside Owners	WorthMark Holding, Inc.	Total
Balance at December 31, 2002	$ 1,353,901	$ 0	$ 0	$ 1,353,901
Capital contributions	1,000,000	0	0	1,000,000
Net losses through October 31, 2003	(1,493,256)	0	0	(1,493,256)
Ownership change	(860,645)	0	860,645	0
Distribution to member	0	0	(12,000)	(12,000)
Net losses for the period from November 1, 2003 through December 31, 2003	0	0	(106,822)	(106,822)
Balance at December 31, 2003	$ 0	$ 0	$ 741,823	$ 741,823

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (1,600,078)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	30,115
Software and fixed assets capitalized	(19,997)
Change in operating assets and liabilities:	
Increase in commissions receivable	(36,355)
Increase in prepaid expenses	(6,565)
Increase in other receivables	(5,015)
Increase in deposit with clearing firm	(25,000)
Decrease in due to Minnesota Life	(85,073)
Decrease in due to Securian Financial Services	(108,567)
Increase in other payables	26,216
Net cash used in operating activities	(1,830,319)
Cash flows from financing activities:	
Capital contributions	1,000,000
Distribution	(12,000)
Net cash used in financing activities	988,000
Decrease in cash	(842,319)
Cash and cash equivalents at beginning of year	1,566,084
Cash and cash equivalents at end of year	$ 723,765

See accompanying notes to financial statements

(1) Nature of Business

WorthMark Financial Services, LLC (the "Company") was formed as a limited liability company on July 1, 1999, and has been a member of the NASD, Inc. since March 10, 2000. From its inception until October 20, 2003, the Company was a joint venture between Securian Financial Services, Inc. ("Securian"), with Securian owning 100 Class A Units, representing 51% of the voting rights in the Company, and 2 outside owners owning 100 Class B Units, representing 49% of the voting rights.

On October 20, 2003, the Company entered into a Development Agreement with Minnesota Life Insurance Company ("Minnesota Life") through which Minnesota Life agreed to make certain development payments provided the Company satisfies selected performance criteria. Pursuant to the Development Agreement, Minnesota Life will control the Board of Managers and other aspects of the Company's management until September 30, 2004. Securian relinquished all ownership interest in the Company by transferring the value of its Class A Units to Minnesota Life in exchange for cash. Minnesota Life established a note with WorthMark Holding Company, Inc. ("WorthMark Holding"), a Delaware corporation, for the value of Securian's relinquished ownership interest.

Contemporaneous with the signing of the Development Agreement, the Company entered into a Member Transfer Agreement, whereby the two remaining owners transferred all their Class B Units to WorthMark Holding in exchange for shares. The President of the Company also became an indirect owner of the Company upon executing the Member Transfer Agreement. The three parties to the Member Transfer Agreement own 100% of WorthMark Holding.

The Company was formed for the purpose of forming alliances with professional firms for sales of financial services and products to the customers of such firms. The Company is a registered broker-dealer with the Securities and Exchange Commission.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies, continued

Amortization of Software and Depreciation of Fixed Assets

Computer software costs including application software, purchased software packages and significant upgrades to software are capitalized and amortized over a five year period. At December 31, 2003, the Company had total unamortized costs of $67,394. The Company's total amortization expense was $26,960 for the year ended December 31, 2003.

Computer hardware and furniture are depreciated over a three year and five year period, respectively. At December 31, 2003, the Company had total undepreciated costs of $17,612. The Company's total depreciation expense was $3,155 for the year ended December 31, 2003.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in Ivy Funds Money Market Fund, Inc.

Revenue Recognition

The majority of the Company's revenue is earned through the sale of financial products to customers of professional firms. The Company earns and recognizes revenue on the date of the sale. Commission income on mutual fund sales is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

(3) Related Party Transactions

The Company pays Minnesota Life for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life incurs on behalf of the Company. For the year ended December 31, 2003, Minnesota Life allocated expenses of $366,503 to the Company. At December 31, 2003, $144,011 was payable to Minnesota Life.

In 2003 the Company paid Securian Financial Services, Inc. for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Securian Financial Services, Inc. incurred on behalf of the Company. For the year ended December 31, 2003, Securian Financial Services, Inc. allocated expenses of $6,633 to the Company that were paid prior to year end.

(4) Income Taxes

The Company is a limited liability company, typically treated as a partnership for federal and state income tax purposes. Since the execution of the Development Agreement, WorthMark Holding has been the sole member. As a single member LLC, all profits or losses will flow through to WorthMark Holding until other members are admitted. Under this arrangement, taxes are not assessed on the

(4) Income Taxes, continued

Company, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

(5) Allocation of Profits and Losses

Securian Financial Services, Inc. invested capital in the Company representing initial funding of the Company's operations. Prior to the effective date of the Development Agreement on October 31, 2003, the Company's year to date losses of $1,493,256 were allocated to Securian Financial Services. Upon execution of the Development Agreement, the Company's losses from November 1, 2003 to December 31, 2003 of $106,822 were allocated to WorthMark Holding. The Company's profits, when available, will be allocated to the member(s) pursuant to the provisions of the LLC agreement.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and a net capital requirement of $509,857 and $50,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .44 to 1 at December 31, 2003.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(8) Retirement Savings Plan

The Company has a qualified, defined contribution retirement plan (the Plan) covering substantially all of its employees. Eligible employees may elect to defer a portion of their compensation and have that contributed to the Plan on a pre-tax basis. The Company may make additional contributions to the Plan on its employees' behalf. At December 31, 2003, the Company had not made any contributions to the Plan.

All employees employed with the Company on November 1, 2003 are 100% vested in the Plan. Employees employed with the Company after November 1, 2003 are subject to the following vesting schedule: 25% after one year of service, 50% after two years of service, 75% after three years of service, and 100% after four years of service.

WORTHMARK FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2003

Member's Equity	$	741,823
Deduction: Non-allowable assets:		
Software and equipment, net of amortization and depreciation		(85,006)
Accounts receivable		(5,015)
Commissions receivable		(122,426)
Prepaid expenses		(6,565)
Net capital before haircuts on securities		522,811
Haircuts on securities:		
Ivy Money Market Fund, Inc.		12,954
Net capital	$	509,857
Total aggregate indebtedness	$	225,954
Net capital	$	509,857
Minimum capital required to be maintained (the greater of $50,000 or 6 2/3% of aggregate indebtedness of $225,954)		50,000
Net capital in excess of requirements	$	459,857
Ratio of aggregate indebtedness to net capital		0.44

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
WorthMark Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of WorthMark Financial Services, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004